UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29788T103

(CUSIP Number)

Steve Eisner

Francisco Partners

One Letterman Drive,

Building C - Suite 410

San Francisco, CA 94129

(415) 418-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788T103	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on September 13, 2021 (as amended to date, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

CUSIP No. 29788T103	13D	Page 3 of 4 pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Director Resignation

On February 7, 2024, Mr. Deep Shah informed the Issuer of his intent to resign as a director of the Issuer, effective immediately, in order to balance his professional commitments. Mr. Shah served as the director designee of Francisco Partners III (Cayman), L.P. and Francisco Partners Parallel Fund III (Cayman), L.P. (together, the “Fund III Holders”) pursuant to the Amended and Restated Investor Rights Agreement. The Fund III Holders have no present plans to designate a replacement director following Mr. Shah’s resignation, though the Fund III Holders technically reserve and retain their rights to do so.

The Reporting Persons, which remain significant stockholders of the Issuer, continue to be supportive of the efforts of the Issuer’s management team and board of directors to continuously improve operations and maximize stockholder value.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 29788T103	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Francisco Partners III (Cayman), L.P.

By:	Francisco Partners GP III (Cayman), L.P., its general partner
By:	Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners Parallel Fund III (Cayman), L.P.

By:	Francisco Partners GP III (Cayman), L.P., its general partner
By:	Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP III (Cayman), L.P.

By:	Francisco Partners GP III Management (Cayman), Ltd., its general partner

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners GP III Management (Cayman), Ltd.

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer

Francisco Partners Management, L.P.

By:	/s/ Steve Eisner
Name:	Steve Eisner
Title:	General Counsel and Chief Compliance Officer